UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
February 13, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date February 13, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

J.P. Morgan Chase & Co.’s holdings in Metso to 4.94 percent
(Helsinki, Finland, February 13, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about a change in the holding of the mutual funds managed by J.P. Morgan Chase & Co. of the paid up share capital of Metso Corporation. On February 12, 2007, J.P. Morgan Chase & Co ‘s holdings amounted to 4.94 percent of the paid up share capital of Metso Corporation after being, on the basis of their previous announcement, 5.19 percent on November 28, 2006. The threshold of five percent was crossed on February 12, 2007 when J.P. Morgan Asset Management (UK) Limited sold 125,000 Metso shares.
According to their announcement, holdings by mutual funds of J.P. Morgan Chase & Co. on February 12, 2007 were as follows:

J.P. Morgan Investment Management Inc.	1,645,771 shares
J.P. Morgan Trust Bank	82,000 shares
JF Asset Management (Taiwan) Limited	40,450 shares
JF Asset Management Limited	112,839 shares
JP Morgan Asset Management (Japan) Limited	17,465 shares
JPMorgan Asset Management (UK) Limited	4,457,917 shares
JPMorgan Chase Bank	239,111 shares
J.P. Morgan Securities Ltd.	401,179 shares
Total	6,996,732 shares
This holding corresponds to 4.94 percent of the paid up share capital of Metso Corporation.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.